Knape & Vogt Manufacturing Company
                         2700 Oak Industrial Drive, N.E.
                          Grand Rapids, Michigan 49505

                                January 20, 1999

Securities and Exchange Commission
Attn: Mr. Michael Hurwitz
450 Fifth Street, N.W.
Mail Stop 4-4
Washington, D.C.  20549-1004

         Re: Knape & Vogt Manufacturing Company (the "Company") Form S-3 Registration Statement
                  Registration No. 333-64913
                  Application to Withdraw Registration Statement

Dear Mr. Hurwitz:

     On September 30, 1998, the Company filed the above-referenced Registration Statement on Form S-3 with the Securities and Exchange Commission. No securities have been sold or issued pursuant to the Registration Statement.

     This letter is the Company's formal Application to Withdraw the Registration Statement pursuant to Rule 477 under the Securities Act of 1933, as amended. The reason for the withdrawal of the Registration Statement is that the Company has decided not to proceed at this time with the offering of its common stock as contemplated by the Registration Statement.

     Please direct any comments or questions concerning this withdrawal to the attention of the Company's legal counsel, Donald L. Johnson of Varnum, Riddering, Schmidt & Howlett LLP, 333 Bridge Street, N.W., P.O. Box 352, Grand Rapids, Michigan 49501-0352 (telephone number 616-336-6000). Please also direct to the attention of Mr. Johnson written confirmation of the SEC's consent to the withdrawal of the Registration Statement.

                                   Sincerely,

                       KNAPE & VOGT MANUFACTURING COMPANY


                             /s/ Jack D. Poindexter
                               Jack D. Poindexter
                             Chief Financial Officer
                  (Principal Financial and Accounting Officer)

cc: Donald L. Johnson
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